FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 30, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2017 (U.S. GAAP)

Date:	October 30, 2017
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Koji Nagai President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2016		2017
	(Millions of yen, except per share data)
		% Change from September 30, 2015		% Change from September 30, 2016
Total revenue	844,521	(8.8%)	930,315	10.2%
Net revenue	685,475	(9.9%)	712,316	3.9%
Income before income taxes	144,539	14.8%	160,482	11.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	108,005	(6.3%)	108,706	0.6%
Comprehensive income	(3,529)	—%	113,821	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	30.10		30.79
Diluted-Net income attributable to NHI shareholders per share (Yen)	29.39		30.20
Return on shareholders’ equity-annualized	8.1%		7.7%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2017	2017
	(Millions of yen, except per share data)
Total assets	42,852,078	44,105,700
Total equity	2,843,791	2,892,407
Total NHI shareholders’ equity	2,789,916	2,836,212
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.4%
Total NHI shareholders’ equity per share (Yen)	790.70	813.57

2. Cash Dividends

	For the year ended March 31
	2017	2018	2018 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	9.00	—
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2018. Fiscal year 2018 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2018”.

3. Earnings Forecasts for the year ending March 31, 2018

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2017	2017
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	294,133,150	336,420,504

	For the six months ended September 30
	2016	2017
Average number of shares outstanding (year-to-date)	3,588,288,755	3,530,324,525

*This quarterly report is not subject to quarterly review

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	685.5	712.3	3.9
Non-interest expenses	540.9	551.8	2.0

Income (loss) before income taxes	144.5	160.5	11.0
Income tax expense	35.5	48.8	37.5

Net income (loss)	109.0	111.7	2.4

Less: Net income (loss) attributable to noncontrolling interests	1.0	2.9	188.5

Net income (loss) attributable to NHI shareholders	108.0	108.7	0.6

Return on shareholders’ equity-annualized	8.1%	7.7%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 712.3 billion yen for the six months ended September 30, 2017, an increase of 3.9% from the same period in the prior year. Non-interest expenses increased by 2.0% from the same period in the prior year to 551.8 billion yen. Income before income taxes was 160.5 billion yen and net income attributable to NHI shareholders was 108.7 billion yen for the six months ended September 30, 2017.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	688.4	709.6	3.1
Non-interest expenses	540.9	551.8	2.0

Income (loss) before income taxes	147.5	157.7	6.9

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2017 was 709.6 billion yen, an increase of 3.1% from the same period in the prior year. Non-interest expenses increased by 2.0% from the same period in the prior year to 551.8 billion yen. Income before income taxes was 157.7 billion yen for the six months ended September 30, 2017. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	169.9	203.5	19.7
Non-interest expenses	146.8	153.0	4.2

Income (loss) before income taxes	23.1	50.4	118.6

Net revenue increased by 19.7% from the same period in the prior year to 203.5 billion yen, primarily due to increasing commissions from distribution of brokerage and investment trusts. Non-interest expense increased by 4.2% to 153.0 billion yen. As a result, income before income taxes increased by 118.6% to 50.4 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	47.2	63.5	34.5
Non-interest expenses	27.5	29.5	7.0

Income (loss) before income taxes	19.7	34.0	73.0

Net revenue increased by 34.5% from the same period in the prior year to 63.5 billion yen. Non-interest expense increased by 7.0% to 29.5 billion yen. As a result, income before income taxes increased by 73.0% to 34.0 billion yen. Assets under management were 48.0 trillion yen as of September 30, 2017.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	370.8	338.3	(8.8)
Non-interest expenses	284.9	295.9	3.9

Income (loss) before income taxes	85.9	42.3	(50.7)

Net revenue decreased by 8.8% from the same period in the prior year to 338.3 billion yen. Non-interest expense increased by 3.9% to 295.9 billion yen. As a result, income before income taxes decreased by 50.7% from the same period in the prior year to 42.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016 (A)	September 30, 2017 (B)
Net revenue	100.5	104.3	3.8
Non-interest expenses	81.7	73.4	(10.1)

Income (loss) before income taxes	18.9	30.9	64.1

Net revenue was 104.3 billion yen. Income before income taxes was 30.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2017 were 44,105.7 billion yen, an increase of 1,253.6 billion yen compared to March 31, 2017, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2017 were 41,213.3 billion yen, an increase of 1,205.0 billion yen compared to March 31, 2017, mainly due to the increase in Trading liabilities and Long-term borrowings. Total equity as of September 30, 2017 was 2,892.4 billion yen, an increase of 48.6 billion yen compared to March 31, 2017.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2017) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2017) for the year ended March 31, 2017.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	September 30, 2017	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,536,840	2,667,593	130,753
Time deposits	207,792	222,998	15,206
Deposits with stock exchanges and other segregated cash	227,456	250,597	23,141

Total cash and cash deposits	2,972,088	3,141,188	169,100

Loans and receivables:
Loans receivable	1,875,828	1,971,887	96,059
Receivables from customers	148,378	210,637	62,259
Receivables from other than customers	1,076,773	996,012	(80,761)
Allowance for doubtful accounts	(3,551)	(3,786)	(235)

Total loans and receivables	3,097,428	3,174,750	77,322

Collateralized agreements:
Securities purchased under agreements to resell	11,456,591	12,751,325	1,294,734
Securities borrowed	7,273,234	5,827,070	(1,446,164)

Total collateralized agreements	18,729,825	18,578,395	(151,430)

Trading assets and private equity investments:
Trading assets*	15,165,310	16,354,297	1,188,987
Private equity investments	27,054	19,085	(7,969)

Total trading assets and private equity investments	15,192,364	16,373,382	1,181,018

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥445,000 million as of March 31, 2017 and ¥472,229 million as of September 30, 2017)	349,696	335,189	(14,507)
Non-trading debt securities*	775,025	726,993	(48,032)
Investments in equity securities*	146,730	151,589	4,859
Investments in and advances to affiliated companies*	420,116	397,872	(22,244)
Other	1,168,806	1,226,342	57,536

Total other assets	2,860,373	2,837,985	(22,388)

Total assets	42,852,078	44,105,700	1,253,622

*	Including securities pledged as collateral

Millions of yen
March 31, 2017	September 30, 2017	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	543,049	632,137	89,088
Payables and deposits:
Payables to customers	1,005,670	1,144,583	138,913
Payables to other than customers	1,569,922	1,571,234	1,312
Deposits received at banks	1,132,843	1,210,816	77,973

Total payables and deposits	3,708,435	3,926,633	218,198

Collateralized financing:
Securities sold under agreements to repurchase	17,095,898	17,236,437	140,539
Securities loaned	1,627,124	1,584,949	(42,175)
Other secured borrowings	338,069	378,474	40,405

Total collateralized financing	19,061,091	19,199,860	138,769

Trading liabilities	8,191,794	8,543,122	351,328
Other liabilities	1,308,510	1,255,774	(52,736)
Long-term borrowings	7,195,408	7,655,767	460,359

Total liabilities	40,008,287	41,213,293	1,205,006

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2017 and 3,822,562,601 shares as of September 30, 2017
Outstanding	-	3,528,429,451 shares as of March 31, 2017 and 3,486,142,097 shares as of September 30, 2017	594,493	594,493	—
Additional paid-in capital	681,329	677,446	(3,883)
Retained earnings	1,663,234	1,736,867	73,633
Accumulated other comprehensive income	33,652	35,585	1,933

Total NHI shareholders’ equity before treasury stock	2,972,708	3,044,391	71,683
Common stock held in treasury, at cost -
294,133,150 shares as of March 31, 2017 and
336,420,504 shares as of September 30, 2017	(182,792)	(208,179)	(25,387)

Total NHI shareholders’ equity	2,789,916	2,836,212	46,296

Noncontrolling interests	53,875	56,195	2,320

Total equity	2,843,791	2,892,407	48,616

Total liabilities and equity	42,852,078	44,105,700	1,253,622

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016(A)	September 30, 2017(B)
Revenue:
Commissions	150,895	176,292	16.8
Fees from investment banking	40,666	49,790	22.4
Asset management and portfolio service fees	104,752	119,555	14.1
Net gain on trading	258,901	208,858	(19.3)
Gain (loss) on private equity investments	(433)	29	—
Interest and dividends	215,414	276,004	28.1
Gain (loss) on investments in equity securities	(2,312)	3,122	—
Other	76,638	96,665	26.1

Total revenue	844,521	930,315	10.2
Interest expense	159,046	217,999	37.1

Net revenue	685,475	712,316	3.9

Non-interest expenses:
Compensation and benefits	253,918	258,284	1.7
Commissions and floor brokerage	47,039	49,017	4.2
Information processing and communications	85,850	91,832	7.0
Occupancy and related depreciation	35,031	34,265	(2.2)
Business development expenses	15,177	16,232	7.0
Other	103,921	102,204	(1.7)

Total non-interest expenses	540,936	551,834	2.0

Income before income taxes	144,539	160,482	11.0
Income tax expense	35,512	48,828	37.5

Net income	109,027	111,654	2.4

Less: Net income attributable to noncontrolling interests	1,022	2,948	188.5

Net income attributable to NHI shareholders	108,005	108,706	0.6

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	30.10	30.79	2.3

Diluted-
Net income attributable to NHI shareholders per share	29.39	30.20	2.8

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2016(A)	September 30, 2017(B)
Net income	109,027	111,654	2.4
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(95,129)	10,636	—
Deferred income taxes	5,882	(801)	—

Total	(89,247)	9,835	—

Defined benefit pension plans:
Pension liability adjustment	92	381	314.1
Deferred income taxes	(81)	(18)	—

Total	11	363	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(8,492)	1,487	—
Deferred income taxes	1,345	(179)	—

Total	(7,147)	1,308	—

Own Credit Adjustments:
Own Credit Adjustments	(19,093)	(10,670)	—
Deferred income taxes	2,920	1,331	(54.4)

Total	(16,173)	(9,339)	—

Total other comprehensive income (loss)	(112,556)	2,167	—

Comprehensive income	(3,529)	113,821	—
Less: Comprehensive income attributable to noncontrolling interests	(877)	3,182	—

Comprehensive income attributable to NHI shareholders	(2,652)	110,639	—

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended
	September 30, 2016 (A)	September 30, 2017 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	169,915	203,470	19.7
Asset Management	47,211	63,515	34.5
Wholesale	370,795	338,279	(8.8)

Subtotal	587,921	605,264	2.9
Other	100,522	104,317	3.8

Net revenue	688,443	709,581	3.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,968)	2,735	—

Net revenue	685,475	712,316	3.9

Non-interest expenses

Business segment information:
Retail	146,840	153,031	4.2
Asset Management	27,539	29,477	7.0
Wholesale	284,886	295,943	3.9

Subtotal	459,265	478,451	4.2
Other	81,671	73,383	(10.1)

Non-interest expenses	540,936	551,834	2.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	540,936	551,834	2.0

Income (loss) before income taxes

Business segment information:
Retail	23,075	50,439	118.6
Asset Management	19,672	34,038	73.0
Wholesale	85,909	42,336	(50.7)

Subtotal	128,656	126,813	(1.4)
Other*	18,851	30,934	64.1

Income (loss) before income taxes	147,507	157,747	6.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,968)	2,735	—

Income (loss) before income taxes	144,539	160,482	11.0

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended
	September 30, 2016 (A)	September 30, 2017 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	7,855	(96)	—
Realized gain (loss) on investments in equity securities held for operating purposes	656	387	(41.0)
Equity in earnings of affiliates	12,003	15,430	28.6
Corporate items	(9,572)	1,751	—
Other	7,909	13,462	70.2

Total	18,851	30,934	64.1

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2017
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	681,329
Issuance and exercise of common stock options	(3,883)

Balance at end of period	677,446

Retained earnings
Balance at beginning of year	1,663,234
Net income attributable to NHI shareholders	108,706
Cash dividends	(31,375)
Gain (loss) on sales of treasury stock	(3,698)

Balance at end of period	1,736,867

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	47,767
Net change during the period	9,834

Balance at end of period	57,601

Defined benefit pension plans
Balance at beginning of year	(41,020)
Pension liability adjustment	363

Balance at end of period	(40,657)

Non-trading securities
Balance at beginning of year	20,344
Net unrealized gain on non-trading securities	1,075

Balance at end of period	21,419

Own credit adjustments
Balance at beginning of year	6,561
Own credit adjustments	(9,339)

Balance at end of period	(2,778)

Balance at end of period	35,585

Common stock held in treasury
Balance at beginning of year	(182,792)
Repurchases of common stock	(39,305)
Sale of common stock	0
Common stock issued to employees	13,356
Other net change in treasury stock	562

Balance at end of period	(208,179)

Total NHI shareholders’ equity

Balance at end of period	2,836,212

Noncontrolling interests
Balance at beginning of year	53,875
Net change during the period	2,320

Balance at end of period	56,195

Total equity

Balance at end of period	2,892,407

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2017
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017(A)	September 30, 2017(B)
Revenue:
Commissions	76,255	74,640	86,257	89,977	90,968	85,324	(6.2)	327,129
Fees from investment banking	17,313	23,353	23,743	28,171	22,707	27,083	19.3	92,580
Asset management and portfolio service fees	52,612	52,140	55,106	56,621	58,343	61,212	4.9	216,479
Net gain on trading	140,143	118,758	108,385	108,301	120,467	88,391	(26.6)	475,587
Gain (loss) on private equity investments	(13)	(420)	596	1,208	359	(330)	—	1,371
Interest and dividends	106,551	108,863	117,383	108,239	134,392	141,612	5.4	441,036
Gain (loss) on investments in equity securities	(9,966)	7,654	12,865	(2,845)	62	3,060	—	7,708
Other	35,517	41,121	39,549	37,439	40,628	56,037	37.9	153,626

Total revenue	418,412	426,109	443,884	427,111	467,926	462,389	(1.2)	1,715,516
Interest expense	79,932	79,114	75,239	78,034	107,103	110,896	3.5	312,319

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	(2.6)	1,403,197

Non-interest expenses:
Compensation and benefits	125,949	127,969	127,592	114,875	136,249	122,035	(10.4)	496,385
Commissions and floor brokerage	24,172	22,867	22,977	24,479	23,775	25,242	6.2	94,495
Information processing and communications	44,249	41,601	42,152	47,278	44,569	47,263	6.0	175,280
Occupancy and related depreciation	18,228	16,803	16,879	17,926	17,056	17,209	0.9	69,836
Business development expenses	8,296	6,881	8,848	11,086	8,409	7,823	(7.0)	35,111
Other	54,821	49,100	54,249	51,125	53,322	48,882	(8.3)	209,295

Total non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	(5.3)	1,080,402

Income before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	7.2	322,795
Income tax expense	15,791	19,721	25,218	19,499	19,405	29,423	51.6	80,229

Net income	46,974	62,053	70,730	62,809	58,038	53,616	(7.6)	242,566

Less: Net income attributable to noncontrolling interests	149	873	384	1,543	1,182	1,766	49.4	2,949

Net income attributable to NHI shareholders	46,825	61,180	70,346	61,266	56,856	51,850	(8.8)	239,617

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	13.00	17.10	19.89	17.38	16.07	14.70	(8.5)	67.29

Diluted-
Net income attributable to NHI shareholders per share	12.71	16.68	19.44	17.00	15.77	14.45	(8.4)	65.65

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017 (A)	September 30, 2017 (B)	(B-A)/(A)	March 31, 2017

Net revenue

Business segment information:
Retail	83,751	86,164	101,342	103,177	101,684	101,786	0.1	374,434
Asset Management	25,934	21,277	28,907	23,309	28,097	35,418	26.1	99,427
Wholesale	190,932	179,863	197,285	171,176	179,316	158,963	(11.4)	739,256

Subtotal	300,617	287,304	327,534	297,662	309,097	296,167	(4.2)	1,213,117
Other	48,411	52,111	28,691	54,251	51,707	52,610	1.7	183,464

Net revenue	349,028	339,415	356,225	351,913	360,804	348,777	(3.3)	1,396,581

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	—	6,616

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	(2.6)	1,403,197

Non-interest expenses

Business segment information:
Retail	75,086	71,754	75,393	77,409	76,792	76,239	(0.7)	299,642
Asset Management	13,695	13,844	14,919	14,636	14,527	14,950	2.9	57,094
Wholesale	144,290	140,596	149,871	143,052	153,963	141,980	(7.8)	577,809

Subtotal	233,071	226,194	240,183	235,097	245,282	233,169	(4.9)	934,545
Other	42,644	39,027	32,514	31,672	38,098	35,285	(7.4)	145,857

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	(5.3)	1,080,402

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	(5.3)	1,080,402

Income (loss) before income taxes

Business segment information:
Retail	8,665	14,410	25,949	25,768	24,892	25,547	2.6	74,792
Asset Management	12,239	7,433	13,988	8,673	13,570	20,468	50.8	42,333
Wholesale	46,642	39,267	47,414	28,124	25,353	16,983	(33.0)	161,447

Subtotal	67,546	61,110	87,351	62,565	63,815	62,998	(1.3)	278,572
Other*	5,767	13,084	(3,823)	22,579	13,609	17,325	27.3	37,607

Income (loss) before income taxes	73,313	74,194	83,528	85,144	77,424	80,323	3.7	316,179

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	—	6,616

Income (loss) before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	7.2	322,795

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017 (A)	September 30, 2017 (B)	(B-A)/(A)	March 31, 2017
Net gain (loss) related to economic hedging transactions	11,974	(4,119)	(15,948)	814	(654)	558	—	(7,279)
Realized gain (loss) on investments in equity securities held for operating purposes	582	74	445	(9)	43	344	700.0	1,092
Equity in earnings of affiliates	1,058	10,945	10,960	9,379	7,022	8,408	19.7	32,342
Corporate items	(4,306)	(5,266)	(769)	3,902	154	1,597	937.0	(6,439)
Other	(3,541)	11,450	1,489	8,493	7,044	6,418	(8.9)	17,891

Total	5,767	13,084	(3,823)	22,579	13,609	17,325	27.3	37,607

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2018_2q.pdf